Exhibit 99.1

Can-Fite and Univo Pharmaceuticals Collaboration Result in Discovery and Applied Patent for Cannabinoid Formulations with Broad Therapeutic Effects

●	Findings suggest use of cannabinoid-based drugs to treat diseases in which there is an overexpression of A3AR including cancer, autoimmune, inflammatory and metabolic diseases

●	Patent application filed to protect these findings is a significant addition to Can-Fite’s IP portfolio

●	Can-Fite is a global leader in discovering and developing drugs which target A3AR

PETACH TIKVA, Israel, January 16, 2020 -- Can-Fite BioPharma Ltd. (NYSE American: CANF) (TASE:CFBI), a biopharmaceutical company with a pipeline of proprietary small molecule drugs that address inflammatory, cancer and liver diseases, today announced new findings in its collaboration with Univo Pharmaceuticals (TASE:UNVO) characterizing the effects of cannabinoids on diseases mediated through the A3 adenosine receptor (A3AR). Joint research shows that certain cannabinoid-based formulations exert a highly potent beneficial effect on diseased cells by binding to A3AR, and these findings present new opportunities for the development of cannabinoids in the treatment of a variety of diseases in which there is an overexpression of A3AR. Can-Fite filed a patent application titled “Cannabinoids for use in treating A3 adenosine receptor-associated conditions” based on these findings, and covering all the clinical indications in which A3AR is overexpressed.

Can-Fite, a global leader in discovering and developing drugs which target A3AR, is collaborating with Univo Pharmaceuticals and utilizes its platform technology within the framework of this collaboration to develop cannabinoids for the treatment of large unmet medical needs. Can-Fite announced a strategic partnership with Univo Pharmaceuticals, a medical cannabis company, in September 2019, and Univo’s CEO Golan Bitton joined Can-Fite’s Board of Directors in December 2019.

Dr. Ilan Cohen, Co-Founder and Chairman of the Board at Can-Fite, and a senior partner of Reinhold Cohn & Partners the largest IP firm in Israel, stated, “This new patent application is an important addition to the different patent families containing issued patents and pending patent applications relating to the use of ligands that target the A3 adenosine receptor and which bind and activate the target to yield different therapeutic effects. If issued, we expect this patent will be a very valuable addition to Can-Fite’s patent portfolio. We believe Can-Fite and Univo together are ideally positioned to lead in the invention and development of cannabinoid-A3AR drugs and the companies are establishing foundational IP assets for these inventions.”

Can-Fite CEO Dr. Pnina Fishman added, “Our unique approach to developing cannabis derived pharmaceuticals, utilizing the A3 adenosine receptor as a filter, serves as an additional barrier of protection of our innovative findings for the use of cannabinoids for a variety of clinical applications. As the medical community is now recognizing the opportunities within this exciting area, it is important that we protect our innovative approach and the investments that we made along the way. In addition to our small molecule drugs, Piclidenoson and Namodenoson, which are currently in Can-Fite’s advanced stage clinical pipeline, we now have the opportunity to develop a whole new class of cannabinoid-A3AR drugs in partnership with Univo.”

Golan Bitton, Univo’s CEO commented, “We are very pleased with the first success from the strategic partnership between Univo and Can-Fite. The new discovery and its potential is a testament to the research and development capabilities of both companies. We look forward to accelerating our collaboration to develop promising cannabinoid-based drugs.”

According to Adroit Market Research, the medical cannabis market is projected to grow at a CAGR of 29% to $56.7 billion by 2026.

About UNIVO Pharmaceuticals

UNIVO Pharmaceuticals is a vertically-integrated medical cannabis company covering all aspects of cultivation, manufacturing and distribution. Univo holds licenses for the entire supply chain: research and development, growing, breeding and nursery, production of medical cannabis products and distribution. UNIVO produces its own cannabis by partnership with Amit Farms, located in the South of Israel covering over 75,000 m² with 15,000 m² designated for cannabis growth. UNIVO IMC-GMP manufacturing facility produces a wide variety of medical cannabis products that meet the most stringent international standards.

About Can-Fite BioPharma Ltd.

Can-Fite BioPharma Ltd. (NYSE American: CANF) (TASE: CFBI) is an advanced clinical stage drug development Company with a platform technology that is designed to address multi-billion dollar markets in the treatment of cancer, inflammatory disease and sexual dysfunction. The Company’s lead drug candidate, Piclidenoson, is currently in Phase III trials for rheumatoid arthritis and psoriasis. Can-Fite’s liver cancer drug, Namodenoson, recently completed a Phase II trial for hepatocellular carcinoma (HCC), the most common form of liver cancer, and is in a Phase II trial for the treatment of non-alcoholic steatohepatitis (NASH). Namodenoson has been granted Orphan Drug Designation in the U.S. and Europe and Fast Track Designation as a second line treatment for HCC by the U.S. Food and Drug Administration. Namodenoson has also shown proof of concept to potentially treat other cancers including colon, prostate, and melanoma. CF602, the Company’s third drug candidate, has shown efficacy in the treatment of erectile dysfunction These drugs have an excellent safety profile with experience in over 1,000 patients in clinical studies to date. For more information please visit: www.can-fite.com.

Forward-Looking Statements

This press release may contain forward-looking statements, about Can-Fite’s expectations, beliefs or intentions regarding, among other things, market risks and uncertainties, its product development efforts, business, financial condition, results of operations, strategies or prospects. In addition, from time to time, Can-Fite or its representatives have made or may make forward-looking statements, orally or in writing. Forward-looking statements can be identified by the use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should” or “anticipate” or their negatives or other variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical or current matters. These forward-looking statements may be included in, but are not limited to, various filings made by Can-Fite with the U.S. Securities and Exchange Commission, press releases or oral statements made by or with the approval of one of Can-Fite’s authorized executive officers. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause Can-Fite’s actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause Can-Fite’s actual activities or results to differ materially from the activities and results anticipated in such forward-looking statements. Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to: our history of losses and needs for additional capital to fund our operations and our inability to obtain additional capital on acceptable terms, or at all; uncertainties of cash flows and inability to meet working capital needs; the initiation, timing, progress and results of our preclinical studies, clinical trials and other product candidate development efforts; our ability to advance our product candidates into clinical trials or to successfully complete our preclinical studies or clinical trials; our receipt of regulatory approvals for our product candidates, and the timing of other regulatory filings and approvals; the clinical development, commercialization and market acceptance of our product candidates; our ability to establish and maintain strategic partnerships and other corporate collaborations; the implementation of our business model and strategic plans for our business and product candidates; the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates and our ability to operate our business without infringing the intellectual property rights of others; competitive companies, technologies and our industry; statements as to the impact of the political and security situation in Israel on our business; and risks and other risk factors detailed in Can-Fite’s filings with the SEC and in its periodic filings with the TASE. In addition, Can-Fite operates in an industry sector where securities values are highly volatile and may be influenced by economic and other factors beyond its control. Can-Fite does not undertake any obligation to publicly update these forward-looking statements, whether as a result of new information, future events or otherwise.

Contact

Can-Fite BioPharma

Motti Farbstein

info@canfite.com

+972-3-9241114

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